CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

SEC MAIL RECEIVED PROCESSING
OCT 2 4 2006
WASH, D.C. 213 SECTION

Our Ref: GCSS-EL/3292/06/LTR

23 October 2006

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

06018042

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 4 October 2006 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cession of Interest*);
- 6 October 2006 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cession of Interest*);
- 11 October 2006 (*Scheduled date for release of the Third Quarter 2006 Financial Results*); and
- 20 October 2006 (*Notification on Changes in Subsidiary, Millennium & Copthorne Hotels plc*).

Yours faithfully

PROCESSED
NOV 03 2006 SC
THOMSON
FINANCIAL

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	05-Oct-2006 17:08:27
Announcement No.	00029

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	04-10-2006
2.	Name of Substantial Shareholder *	Aberdeen Asset Management plc and its subsidiaries (together the "Group") on behalf of the accounts managed by the Group (Refer to Annex A)
3.	Please tick one or more appropriate box(es): *	

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	

As a percentage of issued share capital	%

>> **PART III**

1.	Date of change of Interest	03-10-2006
2.	The change in the percentage level	From 5.9995 % To 6.0042 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	A single transaction

>> **PART IV**

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	54,553,388
As a percentage of issued share capital	0 %	5.9995 %
No. of shares held after the change	0	54,596,388
As a percentage of issued share capital	0 %	6.0042 %

Footnotes

Percentages indicated in this notice refer to the percentage of issued ordinary shares of the Company.

% of issued ordinary shares is based on 909,301,330 issued ordinary shares as at 3 October 2006.

Attachments:

ANNEXA.pdf
Total size = **8K**
(2048K size limit recommended)

Close Window

ANNEX A

1. Aberdeen Asset Management Asia Limited
2. Aberdeen Asset Management Limited
3. Aberdeen Asset Management, Inc
4. Aberdeen Asset Managers Limited
5. Aberdeen International Fund Managers Limited
6. Aberdeen Unit Trust Managers Limited
7. Edinburgh Fund Managers plc
8. Aberdeen Asset Management Sdn Bhd
9. Aberdeen Fund Management Limited – formerly known as Deutsche Asset Management Limited

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	06-Oct-2006 18:11:46
Announcement No.	00102

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	06-10-2006
2.	Name of Substantial Shareholder *	Aberdeen Asset Management plc and its subsidiaries (together the "Group") on behalf of the accounts managed by the Group (Refer to Annex A)

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	05-10-2006
2.	The change in the percentage level	From 6.0042 % To 5.9998 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Open market sale
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	A single transaction

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	54,596,388
As a percentage of issued share capital	0 %	6.0042 %
No. of shares held after the change	0	54,556,388
As a percentage of issued share capital	0 %	5.9998 %

Footnotes

Percentages indicated in this notice refer to the percentage of issued ordinary shares of the Company.

% of issued ordinary shares is based on 909,301,330 issued ordinary shares as at 5 October 2006.

Attachments:

ANNEXA.pdf
Total size = **8K**
(2048K size limit recommended)

Close Window

ANNEX A

1. Aberdeen Asset Management Asia Limited
2. Aberdeen Asset Management Limited
3. Aberdeen Asset Management, Inc
4. Aberdeen Asset Managers Limited
5. Aberdeen International Fund Managers Limited
6. Aberdeen Unit Trust Managers Limited
7. Edinburgh Fund Managers plc
8. Aberdeen Asset Management Sdn Bhd
9. Aberdeen Fund Management Limited – formerly known as Deutsche Asset Management Limited

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	11-Oct-2006 17:07:23
Announcement No.	00035

>> Announcement Details

The details of the announcement start here ...

Announcement Title * | Scheduled date for release of the Third Quarter 2006 Financial Results

Description

City Developments Limited will be announcing its third quarter results for the 3 months ended 30 September 2006 and 9 months ended 30 September 2006 on 14 November 2006.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Date: 11 October 2006

Attachments:

Total size = **0**
(2048K size limit recommended)

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	20-Oct-2006 12:38:29
Announcement No.	00019

>> Announcement Details
The details of the announcement start here ...

Announcement Title * | Notification on Change in Shareholding in Subsidiary, Millennium & Copthorne Hotels plc

Description

The Board of Directors of City Developments Limited ("CDL") wishes to announce that CDL's deemed interest in Millennium & Copthorne Hotels plc ("M&C") held through its subsidiaries, Singapura Developments (Private) Limited, Reach Across International Limited and City e-Solutions Limited, has increased to 154,395,563 shares or 52.926% of M&C's issued share capital following the allotment on 11 October 2006 of a total of 710,522 new shares of 30 pence each in M&C to the said subsidiaries pursuant to their election under the Scrip Dividend Option of M&C to receive new shares based on a value of 449.90 pence per share rather than cash in respect of the interim dividend of 2.08 pence per share for the year ending 31 December 2006 declared by M&C.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Company Secretary

Date : 20 October 2006

Attachments: | Total size = **0**
(2048K size limit recommended)